SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios, 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces New Integrated Route Network

São Paulo, October 10, 2008 – GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), Brazil’s low-cost airline company, announces that it has received Anac (National Civil Aviation Agency) approval to implement its new integrated route network. The new timetable, currently available on the Company’s website, will be effective beginning October 19, 2008.

The new network compliments the Company’s unified structure by eliminating overlapping routes and schedules between GOL and VARIG. The new network will also improve flight occupancy levels by allowing the Company to increase offerings in markets where it has consolidated operations while also allowing for new connections between previously unlinked cities.

“These network changes, implemented to optimize operations and increase customer options, position GOL as the airline company with the most extensive and convenient timetable in South America,” says Wilson Maciel Ramos, GOL’s vice-president, planning and IT. “We now offer approximately 800 daily flights to 49 destinations in Brazil and ten important international destinations in South America.”

Under the new route network, GOL will operate the domestic flights and short-haul flights to Asunción (Paraguay), Buenos Aires, Cordoba and Rosario (Argentina), Montevideo (Uruguay), Lima (Peru, via Santiago), Santa Cruz de la Sierra (Bolivia) and Santiago (via Buenos Aires). VARIG will operate medium-haul international flights to Bogota (Colombia), Caracas (Venezuela) and Santiago (Chile). This division was based on a profile of international passengers traveling on flights longer than four hours, who are predominantly business travelers and prefer more complete service.

In Brazil’s domestic market, GOL has improved the time and frequency of flights at Congonhas Airport (São Paulo), the Company’s main hub in the country. For example, the Company will launch new direct flights to Londrina, Maringá and Caxias do Sul. GOL will also offer more convenient schedules to popular destinations for business traveler, including the Rio de Janeiro (Santos Dumont) – São Paulo (Congonhas) air shuttle, with departures every 30 minutes.

At the regional level, the Company strengthened connections between Fortaleza, Manaus, Recife and Salvador, major hubs in the Northern and Northeast regions. To improve operations in regional markets, GOL will also launch direct flights between Cuiabá and Porto Velho, Curitiba and Campo Grande, Rio de Janeiro (Tom Jobim-Galeão) and Manaus, and João Pessoa and Salvador. Direct flights from Belo Horizonte (Confins) to Recife, Goiânia, Curitiba and Uberlândia were also created. From the federal capital, Brasília, GOL will offer direct flights to Campo Grande and Vitória. With these new flights, customers in these regions will have easier access to all destinations in the integrated route network.

In the international market the Company has changed the departure times of VARIG flights departing from Bogota (Colombia), Caracas (Venezuela) and Santiago (Chile) to São Paulo. These changes will offer more direct connections when a customer’s final destination is Rio de Janeiro. Similar changes were also made to GOL service between Santa Cruz de la Sierra (Bolivia) to São Paulo.

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New sales system

With the integration of GOL and VARIG’s operations into one, unique route network, the Company’s ticket sales system and IATA codes will also be unified. The entire timetable, including VARIG’s inventory in the Iris and Amadeus systems, will be gradually migrated to the New Skies system under the G3 code. By doing this the Company will reduce costs and simplify processes, simultaneously offering customers more convenient options when purchasing tickets.

“In this first phase, all international VARIG flights will remain available for sale through www.varig.com and travel agents. However, as the Company integrates both systems, all Internet sales and flight schedules for both brands will soon be available on one website, www.voegol.com.br. This will greatly assist passengers in choosing the most convenient flight options,” says Ramos. “Additionally, VARIG’s customers will benefit from the technological innovations already available at GOL, such as checking-in or purchasing tickets via mobile phone.”

CONTACT:	About GOL Linhas Aéreas Inteligentes S.A.
IR

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-cost airline, offers nearly 800 daily flights to 49 destinations connecting the most important cities in Brazil and ten major destinations in South America. The Company operates a young, modern fleet of Boeing 737 Next Generation, the safest and most comfortable aircraft of its class that provides low maintenance, fuel and training costs, as well as high aircraft utilization and efficiency ratios. The Company’s service is recognized as the best value proposition in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL.. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. . Such forward-looking statements depend, substantially, on external factors, besides those disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

Ph.: (5511) 3169-6800
ri@golnaweb.com.br
www.voegol.com.br/ir

Media
Ph.: (5511) 3169-6967
comcorp@golnaweb.com.br

Edelman:
M. Smith and N. Dean
Ph: 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com
noelle.dean@edelman.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Anna Cecília Bettencourt Cochrane
Name: Anna Cecília Bettencourt Cochrane Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.